06011951

Rule 12g3-2(b) File No. ~~82-5190~~

82-34643

Media release

Disclosure of interests in accordance with stock market rules

Pfäffikon SZ, March 22, 2006 – According to an announcement by the Banque Cantonale Vaudoise, Place Saint-François 14, 1003 Lausanne, on March 21, 2006, said institution's share of voting rights via options in Unaxis Holding AG is below the 5% threshold.

RECEIVED
2006 MAR 28 A 11:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For further information, please contact:
Unaxis Management AG
Carsten Barth
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

PROCESSED
MAR 28 2006
THOMSON FINANCIAL

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